EXHIBIT 99.1

Volvo to Sell Celero Support Service Company

GOTEBORG, Sweden, Oct. 14, 2005 (PRIMEZONE) -- AB Volvo is selling the Group's service company Celero Support AB to Coor Service Management for SEK 680 M less the company's net debt, which currently amounts to approx SEK 130 M. The sale will result in a capital gain for Volvo of about SEK 450 M.

Celero Support AB is the Volvo Group's own service company with operations that include various office and workplace services as well as maintenance of industrial plants and properties. An extensive consolidation is taking place within the facilities management sector that makes it increasingly difficult for smaller players to compete with the industry's large companies. Through the sale to Coor Service Management, Celero Support AB will have an owner that is one of the Nordic region's largest companies in facilities management.

"With an owner that is focused on Celero's core business, the company's prospects for development and growth will be significantly better," says Volvo CEO Leif Johansson. "Celero will thus be a stronger service partner for Volvo, while at the same time achieving the volumes necessary for continued successful development."

Celero Support was formed in 1996, when Volvo consolidated various service operations within the Group's Swedish units and placed them in a separate company. Celero has 1,100 employees, with sales in 2004 totaling about SEK 1.4 billion. The largest customers are the Volvo Group and Volvo Cars.

The sale is subject to approval by the Swedish competition authorities and that the parties reach agreement on an extension of certain service deliveries. The parties expect the transaction to be completed in the end of November.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: Volvo
         Marten Wikforss
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